EXHIBIT 99.1

Almaden Files Memorial Documentation for US$1.06 billion Damages Claim Against Mexico

VANCOUVER, British Columbia, March 21, 2025 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; TSX: AMM; OTCQB: AAUAF) announces that it has filed its memorial submission (“Memorial”) relating to its international arbitration proceedings (the “Claim”) under the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”) with the United Mexican States (“Mexico”).

The Claim is being prosecuted pursuant to the established and enforceable legal framework of the International Centre for Settlement of Investment Disputes and is financed by up to US$9.5 million in non-recourse litigation funding provided by a leading legal finance counterparty (see June 27, 2024 press release).

As further explained in the Company’s June 27, 2024 press release, Almaden is pursuing this Claim together with Almadex Minerals Ltd. (“Almadex”), on behalf of themselves and their Mexican subsidiaries (the “Claimants”). Prior to the illegal acts of Mexico which resulted in the complete loss of the investment, Almaden held 100% of the Ixtaca precious metals project in Mexico (the “Project”), while Almadex held a 2.0% NSR royalty on the Project.

The Memorial outlines how Mexico breached its obligations under the CPTPP through actions which blocked the development of the Ixtaca project and ultimately retroactively and arbitrarily terminated the Company’s mineral concessions. Specifically, the Memorial demonstrates how Mexico (i) unlawfully expropriated the Claimants’ protected investments without any compensation; (ii) failed to accord the Claimants’ protected investments fair and equitable treatment; and (iii) unlawfully discriminated against the Claimants and their protected investments.

Based on a valuation by an independent quantum expert, the Claimants are seeking damages of US$1.06 billion, in the aggregate. This number will be further updated as the Claim proceeds, to reflect future movements in precious metal prices, exchange rates, interest rates, and other factors.

The Claimants’ legal counsel for this arbitration are Boies, Schiller, Flexner, LLP, and RíosFerrer + Gutiérrez, S.C.

Background to the Claim

In March, 2015, an ejido community (“Ejido”), declared itself Indigenous and in April, 2015, filed a lawsuit (“Lawsuit”) against Mexico (the President, Congress, Ministry of Economy, Directorate of Mines, Mining Registry Office), claiming that Mexico’s mineral title system was unconstitutional because Indigenous consultation was not required before the granting of mineral title. Under Mexican law, an ejido refers to a form of communal land tenure where a group of individuals, known as ejidatarios, collectively own and manage agricultural land.

The Ejido in question is a small, remote mountain village of approximately 150 residents, located at an altitude of 2,569 meters, a higher elevation than the Project. It is situated entirely outside the Project’s “area of influence” as defined in the Company’s environmental permit application of February, 2019, approximately 45 minutes to an hour by car from the Project site. The Ejido lands cover an area of approximately 330 hectares, in the southeastern portion of the mineral concessions which were owned by the Company and which underpinned the Project. The Lawsuit was supported by internationally funded non-governmental organizations.

Upon learning of the Lawsuit, Almaden immediately sought to relinquish approximately 7,000 hectares of its mineral title area including the portion overlapping with the Ejido lands, believing that this would address the Ejido’s concerns. The reduced title area was confirmed by the Mexican mining authorities in 2017. However, the Ejido appealed this reduction, and in late 2020 the Mexican courts confirmed that the Company was obligated to continue in its possession of the larger title area.

In 2018, President Lopez-Obrador (“AMLO”) came into power in Mexico. The AMLO regime is widely recognized as having been hostile to the mining industry, in particular foreign mining companies that owned or sought to develop mining projects in Mexico.

In 2022, Mexico’s Supreme Court (“SCJN”) ruled on the Lawsuit. In effect, the SCJN ruling concluded that the Mexican mining law was not unconstitutional, but that the Mexican mining authority (“Economia”) had improperly issued the Claimants’ mineral titles as it had not incorporated Mexico’s Indigenous consultation obligations into the mineral title issuance procedures. The SCJN required that the Company’s two mineral titles be suspended, in order that the Company’s mineral title applications, originally made in 2002 and 2008 and approved in 2003 and 2009, could be reissued by Economia after it complied with its Indigenous consultation obligations.

The rights endowed by the Company’s mineral titles were suspended in June, 2022, and the Company began working cooperatively with Economia to facilitate what it thought would be the first ever Indigenous consultation in Mexico in respect of the granting of mineral titles. In October, 2022 however, the head of Economia was replaced and the Company’s access to Economia ceased.

In February, 2023 Economia filed a notice with the courts charged with implementing the SCJN decision, seeking to deny the two mineral title applications retroactively. The notice claimed that the applications contained alleged de minimis technical faults, despite Economia’s acceptance of the mineral title applications and grant of the mineral titles in 2003 and 2009. By alleging such de minimis technical faults in the mineral title applications, Economia breached Mexican domestic law and international law to deny arbitrarily and pre-emptively the grant of the mineral titles and thereby avoid the Indigenous consultation ordered by the SCJN. Such consultation would have been welcomed by both the Company and community members living in the area of influence of the Project.

Despite the legal appeals of the Company and surrounding community members that Indigenous consultation should proceed, the Mexican courts endorsed Economia’s position. Therefore, the mineral rights underpinning the Project were definitively cancelled and reverted to the Government of Mexico, and Indigenous consultation never occurred.

The Claimants filed their Request for Arbitration in June, 2024, and the three-person arbitration panel has now been formed. Almaden looks forward to updating shareholders on the arbitration calendar in the coming months.

About the Ixtaca Project

The Company discovered the Project in 2010, and ultimately completed a feasibility study, filing the technical report in 2019. Technical and financial highlights of the Project feasibility study included the following:

  Average annual production of 108,500 ounces gold and 7.06 million ounces silver (203,000 gold equivalent ounces, or 15.2 million silver equivalent ounces) over first 6 years;
  After-tax internal rate of return of 42% and after-tax payback period of 1.9 years at base case metal prices (see below);
  Conventional open pit mining with a proven and probable mineral reserve of 1.39 million ounces of gold and 85.2 million ounces of silver;
  All-in Sustaining Costs (“AISC”), including operating costs, sustaining capital, expansion capital, private and public royalties, refining and transport of $850 per gold equivalent ounce, or $11.30 per silver equivalent ounce;
  Dry stack filtered tailings facility, and co disposal with waste rock with no tailings dam;
  A fresh water storage dam for mine and community use, enhancing community access to a fresh water reservoir beyond eventual closure of the mine;
  Testing showed the host limestone “waste” rock was neutralising and that the Project had low potential for metal leaching;
  Had the Project proceeded, economic contributions were estimated to include approximately 600 direct jobs during the peak of construction and 420 jobs throughout the 11-year mine life. Assuming base case metal prices (see below), the project could have generated approximately US$130 million in Federal taxes, US$50 million in State taxes and US$30 million in Municipal taxes and provide updated infrastructure to a marginalised region.

  (All values shown are in $US; Base case uses $1275/oz gold and $17/oz silver prices. Gold and silver equivalency calculations assumed 75:1 ratio. Proven mineral reserves were comprised of 31.6 million tonnes grading 0.70 g/t gold and 43.5 g/t silver. Probable mineral reserves were comprised of 41.4 million tonnes grading 0.51 g/t gold and 30.7 g/t silver. The cut-off grade used for ore/waste determination was NSR>=$14/t. Associated metallurgical recoveries (gold and silver, respectively) were estimated as 90% and 90% for limestone, 50% and 90% for volcanic, 50% and 90% for black shale).

On behalf of the Board of Directors,

“J. Duane Poliquin”
J. Duane Poliquin
Chair
Almaden Minerals Ltd.

Safe Harbor Statement

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things, the total potential cost of the legal claims and the sufficiency of the money available under the litigation funding agreement to cover these costs, and the timing, result and damages arising from the Company’s memorial filing.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: stability and predictability in Mexico’s response to the arbitration process under the CPTPP; stability and predictability in the application of the CPTPP and arbitral decisions thereon; the ability to continue to finance the arbitration process, and continued respect for the rule of law in Mexico. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release. Such risks and other factors include, among others, risks related to: the application of the CPTPP and arbitral decisions thereon; continued respect for the rule of law in Mexico; political risk in Mexico; crime and violence in Mexico; corruption in Mexico; uncertainty as to the outcome of arbitration or the funding available to the Company to pursue it; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward-looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/